Exhibit 99.1

ODDITY TECH REPORTS RECORD 2024 FOURTH QUARTER AND FULL YEAR RESULTS

•	Full year net revenue of $647 million, +27% year-over-year
•	Full year adjusted EBITDA of $150 million, +40% year over year
•	Full year net income of $101 million, full year adjusted net income of $121 million
•	Full year net operating cash flow of $138 million and free cash flow of $134 million
•	Fourth quarter net revenue of $124 million, +27% year-over-year
•	Fourth quarter adjusted EBITDA of $15 million
•	Fourth quarter net income of $5.3 million, fourth quarter adjusted net income of $12 million

NEW YORK, February 25, 2025 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the fourth quarter and full-year ended December 31, 2024.

“2024 was a record-breaking year for ODDITY. We delivered outstanding results and exceeded our financial guidance every single quarter of the year, just as we have in the past 7 quarters since our IPO, while simultaneously making massive investments in our future,” said Oran Holtzman, ODDITY co-founder and CEO. “We once again proved the power of online. The strength of our direct-to-consumer model really stands out in this backdrop where others talk about weaker sales and excess inventory, yet we delivered net revenue growth of 27% for the year at a 23.3% adjusted EBITDA margin and with excellent free cash generation.”

“I remain bullish on ODDITY’s future. We have positioned ourselves to win in the most important growth areas in our industry, including the consumer shift online and their increased demand for high performance products,” Holtzman continued. “Our brands today continue to deliver strong and profitable growth, while we build powerful engines for our future with new technology products, ODDITY LABS, and our new brands.”

ODDITY achieved key objectives during the fourth quarter and the full year:

•	Exceeding financial guidance across every metric for the fourth quarter ended December 31, 2024.
•	Strong double-digit growth for both IL MAKIAGE and SpoiledChild.
•	Great progress in developing brands 3 and 4 to disrupt additional large beauty and wellness categories.
•	Continued development and expansion of the ODDITY LABS molecule discovery platform.
•	Delivering $101 million of net income and $150 million of adjusted EBITDA for the full year of 2024.
•	Generating $134 million of free cash flow for the full year of 2024.
•	A strong balance sheet position including $169 million of cash, cash equivalents, and investments, with zero outstanding debt, as of December 31, 2024.
•	Repurchasing 2.35 million shares for approximately $100 million through a directed buyback during the fourth quarter, with a total buyback of $147 million in 2024. $103 million remaining on the $150 million buyback authorization.

“We are pleased with our financial results for the fourth quarter, which beat our guidance across revenue, gross margin, adjusted EBITDA, and adjusted diluted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “Our strong momentum continues so far in Q125, and gives us confidence in our ability to deliver full year results in line with our long-term algorithm.”

Fourth Quarter Fiscal 2024 Financial Highlights1:

Results for the fourth quarter ended December 31, 2024, are presented below in comparison to the same period in the prior year:

•	Net revenue was $124 million compared to $97 million in the fourth quarter of 2023, representing a 27% year-over-year increase.
•	Gross profit was $90 million compared to $67 million in the fourth quarter of 2023, representing a 33% year-over-year increase. Gross margin was 72.7% increasing by 330 bps compared to gross margin of 69.4% in the fourth quarter of 2023.
•	Net income was $5.3 million compared to $5.1 million in the fourth quarter of 2023. Net income margin was 4.3% compared to 5.3% in the fourth quarter of 2023.
•	Adjusted net income was $12 million compared to $10 million in the fourth quarter of 2023, representing a 15.5% year-over-year increase. Adjusted net income margin was 9.7% compared to 10.7% in the fourth quarter of 2023.
•	Adjusted EBITDA was $15 million compared to $16 million in the fourth quarter of 2023, representing a 7.1% decrease. Adjusted EBITDA margin was 12.3%, decreasing by 453 bps compared to adjusted EBITDA margin of 16.8% in the fourth quarter of 2023.
•	Diluted EPS were $0.09 for the fourth quarter of 2024 compared to $0.08 in the fourth quarter of 2023. Adjusted diluted EPS were $0.20 for the fourth quarter of 2024 compared to $0.17 in the fourth quarter of 2023.
•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $169 million, with no outstanding debt as of December 31, 2024.

The table below sets forth our actual results for the three months ended December 31, 2024, and the low and high end of our guidance range regarding our results for the fourth quarter of 2024 as issued on November 6, 2024.

	Three months ended December 31, 2024
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$124 million	$118 million	$120 million
Gross Margin	72.7%	68.0%	68.0%
Adjusted EBITDA	$15 million	$12 million	$14 million
Adjusted Diluted EPS	$0.20	$0.11	$0.13

Full Year Fiscal 2024 Financial Highlights:

Results for the year ended December 31, 2024, are presented below in comparison to the same period in the prior year:

•	Net revenue was $647 million compared to $509 million in 2023, representing a 27% year-over-year increase.
•	Gross profit was $468 million compared to $358 million in 2023, representing a 31% year-over-year increase. Gross margin was 72.4% increasing by 196 bps compared to gross margin of 70.4% in 2023.
•	Net income was $101 million compared to $59 million in 2023. Net income margin was 15.7% compared to 11.5% in 2023.
•	Adjusted net income was $121 million compared to $77 million in 2023, representing a 58% year-over-year increase. Adjusted net income margin was 18.8% compared to 15.1% in 2023.
•	Adjusted EBITDA was $150 million compared to $107 million in 2023, representing a 40% increase. Adjusted EBITDA margin was 23.3%, increasing by 215 bps compared to adjusted EBITDA margin of 21.1% in 2023.
•	Diluted EPS were $1.64 compared to $1.00 in 2023. Adjusted diluted EPS were $1.96 compared to $1.31 in 2023.

1 Throughout this press release results greater than $10 million have been rounded to the nearest million.

The table below sets forth our actual results for the year ended December 31, 2024, and the low and high end of our guidance range regarding our results for the full year 2024 as issued on November 6, 2024.

	Year ended December 31, 2024
	Actual Results	Guidance Low End	Guidance High End
Net Revenue	$647 million	$642 million	$644 million
Gross Margin	72.4%	71.5%	71.5%
Adjusted EBITDA	$150 million	$147 million	$149 million
Adjusted Diluted EPS	$1.96	$1.85	$1.87

Key Initiatives for 2025

ODDITY is focused on key initiatives to support strong financial results in 2025; leveraging its platform model for future growth through new brands, products, and addressable markets; and strengthening its competitive position. These include:

•	Delivering continued profitable growth in our existing brand portfolio across categories and markets.
•	Accelerating our investment in ODDITY LABS by expanding the team and the scope of projects in development.
•	Building Brand 3, a telehealth platform for consumers with medical-grade skin and body issues.
•	Building Brand 4, to lead in an attractive category in the beauty and wellness market.

Financial Outlook

ODDITY is providing the following guidance for the year ending December 31, 2025:

•	Net revenue between $776 million and $785 million.
•	Gross margin of approximately 70%.
•	Adjusted EBITDA between $155 million and $158 million.
•	Adjusted diluted EPS between $1.94 and $1.98. This assumes a tax rate of approximately 20%.

ODDITY is providing the following guidance for the first quarter ending March 31, 2025:

•	Net revenue between $258 million and $262 million.
•	Gross margin of approximately 72%.
•	Adjusted EBITDA between $49 million and $50 million.
•	Adjusted diluted EPS between $0.61 and $0.63. This assumes a tax rate of approximately 20%.

	FY 2025 Outlook	1Q 2025 Outlook
Net Revenue	$776 to $785 million	$258 to $262 million
Gross Margin	70%	72%
Adjusted EBITDA	$155 to $158 million	$49 to $50 million
Adjusted Diluted EPS	$1.94 to $1.98	$0.61 to $0.63

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q4 2024 financial and business results and outlook is scheduled for tomorrow, February 26, 2025, at 8:30 a.m. ET. To participate in the conference call, please dial 1-877-407-9208 (US) or 1-201-493-6784 (international). To access the call, please reference the company name and call title: ODDITY Fourth Quarter and Full Year 2024 Earnings Call. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 (US) or 1-412-317-6671 (international). The access code for the replay is 13751209. An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial income, net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “Free cash flow” as net cash provided by operating activities less purchase of property, plant and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the first quarter 2025 and the full year ending December 31, 2025. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by fourth parties of counterfeit versions of our products or the unauthorized diversion by fourth parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our fourth-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2025, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 60 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)	(Audited)

Net revenue	$123,640	$97,246	$647,040	$508,685

Cost of revenue	33,753	29,761	178,718	150,456

Gross profit	89,887	67,485	468,322	358,229

Selling, general and administrative	85,844	61,033	352,722	283,911

Operating income	4,043	6,452	115,600	74,318

Financial income, net	(2,629)	(1,400)	(12,306)	(4,283)

Income before taxes on income	6,672	7,852	127,906	78,601

Taxes on income	1,374	2,739	26,415	20,067

Net income	$5,298	$5,113	$101,491	$58,534

Weighted-average number of shares - basic	56,453	56,851	57,352	54,918

Weighted-average number of shares - diluted	60,679	60,852	61,773	58,278

Basic earnings per share	$0.10	$0.09	$1.77	$1.06

Diluted earnings per share	$0.09	$0.08	$1.64	$1.00

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,340	$36,538
Short-term deposits	48,000	78,000
Marketable securities	1,880	1,108
Trade receivables	9,188	9,916
Inventories	99,810	84,106
Prepaid expenses and other current assets	14,151	14,144

Total current assets	223,369	223,812

LONG-TERM ASSETS:
Marketable securities	68,831	50,507
Property, plant and equipment, net	9,817	9,245
Deferred tax asset, net	8,786	3,924
Intangible assets, net	36,458	36,001
Goodwill	64,904	64,904
Operating lease right-of-use assets	23,567	13,557
Other assets	3,150	2,956

Total long-term assets	215,513	181,094

Total assets	$438,882	$404,906

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	December 31	December 31,
	2024	2023
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$79,130	$56,185
Other accounts payable and accrued expenses	38,566	49,325
Operating lease liabilities, current	7,106	3,802

Total current liabilities	124,802	109,312

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	15,604	8,712
Other long-term liabilities	16,172	3,775

Total liabilities	156,578	121,799

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	14	14
Class B Ordinary shares	3	3
Additional paid-in capital	76,912	178,910
Accumulated other comprehensive income	2,106	2,402
Retained earnings	203,269	101,778

Total shareholders' equity	282,304	283,107

Total liabilities and shareholders' equity	$438,882	$404,906

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2024	2023
Cash flows from operating activities:	(Unaudited)	(Audited)
Net income	$101,491	$58,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,827	8,605
Share-based compensation	25,022	24,111
Accretion of discount of marketable securities	(1,304)	(547)
Deferred income taxes	(4,350)	(1,256)
Decrease (increase) in trade receivable	728	(2,340)
Increase in prepaid expenses and other receivables	(1,857)	(4,299)
Increase in inventories	(15,704)	(13,599)
Increase in trade payables	23,248	9,278
Increase in other accounts payable and accrued expenses and other long-term liabilities	2	8,654
Change in operating lease right-of-use assets	6,300	4,618
Change in operating lease liability	(5,712)	(4,349)
Other	73	45

Net cash provided by operating activities	137,764	87,455

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,270)	(2,101)
Capitalization of software development costs	(4,733)	(3,518)
Investment in marketable securities, net	(18,494)	(50,012)
Maturities of (investments in) short-term deposits	30,000	(60,000)
Cash paid in conjunction with acquisition, net of cash acquired	-	(23,173)
Other investing activities	(2,151)	(1,187)

Net cash provided by (used in) investing activities	1,352	(139,991)

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	(303)	53,006
Repurchase of Class A Ordinary shares	(147,283)	-
Proceeds from exercise of options	19,009	1,747
Tax withholding in connection with employees' exercises of share options and vested RSUs	2,907	-
Repayment of loans and borrowings	-	(4,313)
Other financing activities	(1,629)	(1,629)

Net cash (used in) provided by financing activities	(127,299)	48,811

Effect of exchange rate fluctuations on cash and cash equivalents	(236)	(623)

Net increase (decrease) in cash, cash equivalents and restricted cash	11,581	(4,348)
Cash, cash equivalents and restricted cash at the beginning of the year	38,766	43,114

Cash, cash equivalents and restricted cash at the end of the year	$50,347	$38,766

ODDITY TECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (UNAUDITED)

U.S. dollars in thousands

	Three Months Ended December 31		Year Ended December 31
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$5,298	$5,113	$101,491	$58,534
Financial income, net	(2,629)	(1,400)	(12,306)	(4,283)
Taxes on Income	1,374	2,739	26,415	20,067
Depreciation and amortization	2,663	2,371	9,827	8,605
Share-based compensation	8,460	7,507	25,022	24,111
Non-recurring adjustments	-	-	-	300
Adjusted EBITDA	$15,166	$16,330	$150,449	$107,334

Reconciliation of Net Income and Adjusted Net Income
Net Income	$5,298	$5,113	$101,491	$58,534
Share-based compensation	8,460	7,507	25,022	24,111
Non-recurring adjustments	-	-	-	300
Tax impact	(1,747)	(2,220)	(5,168)	(6,232)
Adjusted Net Income	$12,011	$10,400	$121,345	$76,713

Diluted earnings per share	$0.09	$0.08	$1.64	$1.00
Adjusted diluted earnings per share	$0.20	$0.17	$1.96	$1.31

ODDITY TECH LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands

Reconciliation of net cash provided by operating activities to free cash flow

	Year Ended December 31
	2024	2023
	(Unaudited)	(Unaudited)
Net operating cash flow	$137,764	$87,455
Purchase of property and equipment	(3,270)	(2,101)
Free cash flow	$134,494	$85,354

Cash, Cash equivalents, and Investments

	December 31	December 31,
	2024	2023
	(Unaudited)	(Unaudited)

Cash and Cash equivalents	$50,340	$36,538
Short-term deposits and restricted cash	48,007	80,228
Marketable securities	70,711	51,615
Total Cash and Investments	$169,058	$168,381

Net revenue by sales channel

	Three Months Ended December 31		Year Ended December 31
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Online direct-to-consumer	$116,942	$90,494	$612,179	$477,747
Percent of net revenue	95%	93%	95%	94%

Other (Israel retail, marketing affiliates)	$6,698	$6,752	$34,861	$30,938
Percent of net revenue	5%	7%	5%	6%
Net Revenue	$123,640	$97,246	$647,040	$508,685

Note: ODDITY does not sell to resellers or distributors. Online direct-to-consumer revenues are generated directly by ODDITY through its online platform only (i.e. ILMAKIAGE.com and SpoiledChild.com). All revenue in Israel, including revenue generated in stores, online, and from beauty academies, is included in Other.